UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)

Cloud Security Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

18911V200

(CUSIP Number)

Horwitz & Armstrong,

A Professional Law Corp.

14 Orchard, Suite 200

Lake Forest, CA 92630

Tel. 949-540-6540

(Name, Address and Telephone Number of Person‘s Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18911V200	Page 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qingxi “Sunny” Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hunan, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.06% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 18911V200	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) China Israel Biotechnology Co. Ltd. [No EIN/Foreign Entity]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hunan, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.06% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) CO

SCHEDULE 13D

CUSIP No. 18911V200	Page 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Central Bio-MD Valley Technology Co., Ltd. [No EIN/Foreign Entity]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hunan, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.06% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) CO

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.001, of Cloud Security Corporation, a Nevada corporation (the “Issuer” or “Company”) held by each of the reporting persons named herein (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). The principal executive office of the Issuer is 2 Park Plaza, Suite 400, Irvine, CA 92614.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by the following persons:

(1)	Qingxi “Sunny” Huang (“Mr. Huang”), a citizen of Hunan, China, is an entrepreneur and the Chairman of the Board of Directors of the Issuer, and President of China Israel Biotechnology Co. Ltd. and Central Bio-MD Valley Technology Co., Ltd., each a Chinese corporation. The principal business and office address for Mr. Huang is 21F, Hualing Building, 111 Furong Rd, Changsha, Hunan Province, China 410000.
(2)	China Israel Biotechnology Co. Ltd. (“CIB”) is a Chinese corporation having a business address at 21F, Hualing Building, 111 Furong Rd, Changsha, Hunan Province, China 410000. The principal business of CIB is a bio medical equipment technology company.
(3)	Central Bio-MD Valley Technology Co. (“CBV”), Ltd. is a Chinese corporation having a business address at 21F, Hualing Building, 111 Furong Rd, Changsha, Hunan Province, China 410000. CBV is a company committed to constructing the central biological Silicon Valley and One-Stop venture incubator platform for medical equipment and biological technology in China

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 28, 2017, Reporting Persons (collectively, the “Buyers”), entered into a Stock Purchase Agreement (the “SPA”) with Michael R. Dunn (“Seller”). Pursuant to the SPA, Seller agreed to sell and Buyers agreed to purchase 6,000,000 restricted common stock shares of the Company (the “Shares”), representing approximately 46.06% of the Company’s outstanding shares of common stock. In consideration for the Shares, Buyers agreed to pay to Seller a total of $200,000 upon execution of the SPA. The SPA closed on July 28, 2017.

The funds for the purchase of the Shares reported herein were derived from the personal funds and working capital of each Reporting Person. A total of $200,000.00 USD was paid to acquire the Shares.

ITEM 4. PURPOSE OF TRANSACTION.

As set forth in Item 3 herein, on June 28, 2017, Reporting Persons (Buyers), entered into the SPA with Michael R. Dunn (“Seller”). Pursuant to the SPA, Seller agreed to sell and Buyers agreed to purchase 6,000,000 restricted common stock shares of the Company (the “Shares”), representing approximately 46.06% of the Company’s outstanding shares of common stock. In consideration for the Shares, Buyers agreed to pay to Seller a total of $200,000 upon execution of the SPA. The SPA closed on July 28, 2017.

The purpose of the Reporting Persons’ entry into the SPA was for the Reporting Persons to acquire a controlling interest of the Issuer, and provide capital to fund the Issuer’s immediate working capital requirements through a subsequent contemplated investment in the Issuer. Pursuant to the SPA, Mr. Qingxi was appointed as Chairman of the Board of Directors of the Issuer.

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The Reporting Persons currently hold the shares of Common Stock for the purpose of investment and influencing management, and intends to review this investment on a continuing basis. Depending on various factors, including but not limited to the Reporting Persons’ business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Other than as described in this Schedule 13D, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board or management of the Company other than described above, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) . The percentages set forth below and on pages 1 through 3 hereof are based on the sum of 13,026,980 shares of Common Stock issued and outstanding, as represented to the Reporting Persons by the Issuer in the SPA, and the number of shares of Common Stock issuable upon the conversion of the shares held by each Reporting Person, as required by Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

By virtue of the manner in which the Reporting Persons acquired the Shares, they may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Shares collectively held by the Reporting Persons constitute approximately 46.06% of the outstanding shares of Common Stock. Due to the nature of the acquisition of Shares, if Mr. Huang and Mr. Dunn’s shares were aggregated, they would beneficially own 9,500,000 total common stock shares or 72.92%. However, Mr. Dunn disclaims beneficial ownership of the Shares beneficially owned by Mr. Huang, CIB and CBV and Mr. Huang, CIB and CBV disclaims beneficial ownership of the Shares beneficially owned by Mr. Dunn.

(b) The Reporting Person, Mr. Huang, owns 0 shares directly, however, Mr. Huang has the indirect power to vote and dispose of the 6,000,000 shares of Common Stock of which CIB and CBV are the direct beneficial owners of such shares.

(c) Other than the acquisition of the Shares described herein, in Item 4, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 of this Statement for a description of the SPA. None, other than as described in this Schedule 13D

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement
Exhibit 2	Stock Purchase Agreement dated June 28, 2017, by and between Mr. Michael R. Dunn and China Israel Biotechnology Co. Ltd. and Central Bio-MD Technology Co. Ltd, (previously filed with the Issuer’s Current Report on Form 8-K, filed on August 1, 2017 and incorporated herein by reference)

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2017

Qingxi Huang

By: /s/ Qingxi Huang
Qingxi Huang

China Israel Biotechnology Co. Ltd.

By: /s/ Qingxi Huang
Its: President

Central Bio-MD Technology Co. Ltd.

By: /s/ Qingxi Huang
Its: President

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EXHIBIT 1

AGREEMENT OF JOINT FILING

The undersigned acknowledge and agree that this Schedule 13D is filed on behalf of each of the them and that all subsequent amendments to this Schedule 13D may be filed on behalf of each of them without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: August 8, 2017

Qingxi Huang

By: /s/ Qingxi Huang
Qingxi Huang

China Israel Biotechnology Co. Ltd.

By: /s/ Qingxi Huang
Its: President

Central Bio-MD Technology Co. Ltd.

By: /s/ Qingxi Huang
Its: President

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